UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. __)

Under the Securities Exchange Act of 1934

EXCEL TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

30067T103

(CUSIP Number)

Daniel J. Lyne, Esq.

GSI Group Incorporated

125 Middlesex Turnpike

Bedford, Massachusetts 01730

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

July 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 pages)

CUSIP No. 30067T103	13D	Page 2 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GSI Group Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Brunswick, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 1,139,929 ((1) and see Item 5)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,139,929 ((1) and see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.63%
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on representations of the Supporting Shareholders in the Tender and Support Agreement (as such terms are defined under Item 4 of this Statement). The actual number of Subject Shares (as defined under Item 4 of this Statement) beneficially owned is all Shares (as defined under Item 1 of this Statement) owned as of the date of the Tender and Support Agreement, together with any Shares thereafter issued to or otherwise acquired or beneficially owned by any Supporting Shareholder, including any such issuance (i) pursuant to the exercise of Options (as defined in Item 4 of this Statement) by any Supporting Shareholder or (ii) upon the lapse of restrictions on restricted stock previously granted (but not previously issued) to any Supporting Shareholder.

(2)	Based on 10,860,886 Shares issued and outstanding and 53,079 shares of restricted stock granted but not issued as of July 9, 2008, as represented by the Company (as defined under Item 1 of this Statement) in the Merger Agreement (as defined under Item 4 of this Statement), and 926,459 Shares issuable upon the exercise of Options held by Supporting Shareholders, as represented by the Supporting Shareholders in the Tender and Support Agreement.

CUSIP No. 30067T103	13D	Page 3 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eagle Acquisition Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 1,139,929 ((1) and see Item 5)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,139,929 ((1) and see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.63% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on representations of the Supporting Shareholders in the Tender and Support Agreement. The actual number of Subject Shares beneficially owned is all Shares owned as of the date of the Tender and Support Agreement, together with any Shares thereafter issued to or otherwise acquired or beneficially owned by any Supporting Shareholder, including any such issuance (i) pursuant to the exercise of Options by any Supporting Shareholder or (ii) upon the lapse of restrictions on restricted stock previously granted (but not previously issued) to any Supporting Shareholder.

(2)	Based on 10,860,886 Shares issued and outstanding and 53,079 shares of restricted stock granted but not issued as of July 9, 2008, as represented by the Company (as defined under Item 1 of this Statement) in the Merger Agreement (as defined under Item 4 of this Statement), and 926,459 Shares issuable upon the exercise of Options held by Supporting Shareholders, as represented by the Supporting Shareholders in the Tender and Support Agreement.

Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the common stock, par value $0.001 per share (the “Shares”), of Excel Technology, Inc., a Delaware corporation (the “Company” or “Excel”). The principal executive offices of the Company are located at 41 Research Way, East Setauket, New York 11733.

Item 2. Identity and Background.

(a)-(c) and (f) This Statement is being filed on behalf of GSI Group Inc., a New Brunswick, Canada corporation (“GSI”), and Eagle Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of GSI (“Purchaser,” and together with GSI, the “Reporting Persons”). The address of the principal business office of each of the Reporting Persons is 125 Middlesex Turnpike, Bedford, Massachusetts 01730. The principal business of GSI is the development and delivery of precision motion products, lasers and laser systems for use in the global medical, semiconductor, electronics and industrial markets. Purchaser is a newly-incorporated company formed solely for the purpose of acquiring ownership of Excel.

Certain information regarding the executive officers and directors of the Reporting Persons is set forth in Schedule A attached hereto and is incorporated herein by reference.

(d) During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation.

The total amount of funds required to consummate the Offer and Merger (as such terms are defined under Item 4), including to acquire the Subject Shares, if applicable, is estimated to be approximately $360 million, before fees and transaction costs. Such funds are expected to be provided through a combination of available cash (approximately $150 million) and the proceeds (approximately $210 million) of a private issuance by GSI Group Corporation, a wholly owned subsidiary of GSI (“GSI Sub”), of senior secured notes and by GSI of warrants, pursuant to a Securities Purchase Agreement described below. No Subject Shares have yet been purchased by GSI or Purchaser and thus no funds have been used for such purpose.

Securities Purchase Agreement

On July 9, 2008, GSI and GSI Sub entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (collectively, the “Investors”). Pursuant to the Securities Purchase Agreement, the Investors have agreed to purchase on the Closing Date (as defined below) (1) $210,000,000 of 11.0% Senior Notes due 2013 of GSI Sub (the “Notes”), plus (2) 210,000 warrants (the “Warrants”) to purchase the number of GSI common shares, no par value (the “GSI Common Shares”), resulting from the Warrant Coverage Calculation (as defined below), at an initial exercise price of $0.01 per GSI Common Share, for an aggregate of $210,000,000. Pursuant to the terms of the Securities Purchase Agreement, for each $1,000 aggregate principal amount of Notes purchased by an Investor, GSI will issue such Investor one Warrant which will be initially exercisable for the number of GSI Common Shares resulting from the division of $150 by the lesser of (x) the closing bid price of the GSI Common Shares on July 9, 2008, and (y) the volume weighted average price of the GSI Common Shares for the 10 trading day period immediately preceding the date of the issuance of the Warrants; provided, however, that if the aggregate number of GSI Common Shares to be issued upon the exercise of the 210,000 Warrants exceeds 19.9% of the number of the GSI Common Shares outstanding on the date of issuance of the Warrants (the “GSI Common Share Limit”), then the number of GSI Common Shares for which each Warrant is initially exercisable will equal 1/210 of the GSI Common Share Limit (the “Warrant Coverage Calculation”). The Notes are to be issued pursuant to the terms and conditions of the Indenture (as defined below) and the Warrants are to be issued pursuant to the terms and conditions of the Warrant Agreement (as defined below). The Notes and the Warrants will be issued and sold to the Investors concurrently with the consummation of the Offer (the “Closing Date”). The net proceeds of the issuance and sale of the Notes and the Warrants are to be used to acquire Shares in the Offer and the Merger (as defined in Item 4, below). The Purchase Agreement contains customary representations, warranties and closing conditions.

A copy of the Purchase Agreement has been filed as Exhibit 10.1 to the Form 8-K filed by GSI on June 11, 2008 and is incorporated herein by reference. The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the Securities Purchase Agreement.

Indenture for GSI Sub’s 11% Senior Notes Due 2013

On the Closing Date, GSI Sub will issue and sell $210,000,000 aggregate principal amount of Notes to the Investors. The Notes are to be issued pursuant to an indenture (the “Indenture”), to be dated the Closing Date, by and among GSI Sub, as Issuer, GSI, as a Guarantor, Purchaser, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee.

The Notes will bear interest at a rate of 11.0% per annum, payable semi-annually in arrears in cash, and will mature in 2013. The Notes will be guaranteed by GSI, Purchaser and all future U.S. subsidiaries of GSI (other than certain immaterial subsidiaries).

GSI Sub may not redeem any Note prior to the one year anniversary of the Closing Date. From the first to the third anniversary of the Closing Date, GSI Sub may, at its option, redeem up to 50% of the Notes at par plus accrued but unpaid interest. From the third to the fifth anniversary of the Closing Date, GSI may, at its option, redeem up to 100% of the Notes at par plus accrued but unpaid interest. Upon the occurrence of certain change of control events prior to the first anniversary of the Closing Date, each holder of Notes may require GSI Sub to repurchase all or a portion of its Notes pursuant to a make-whole formula. If such change of control events occur on and after the first anniversary of the Closing Date, each holder of Notes may require GSI Sub to purchase all or a portion of its Notes at a price of 101% of the principal amount, plus all accrued unpaid interest on the Notes purchased to (but excluding) the date of purchase. GSI Sub will also be required to make an offer to repurchase the Notes at 100% of principal amount, plus accrued and unpaid interest, if for any period of four consecutive fiscal quarters beginning with the first fiscal quarter ending on December 31, 2010, if net indebtedness (as defined in the Indenture) of GSI and certain of its subsidiaries is greater than five times consolidated cash flow (as defined in the Indenture) of GSI and certain of its subsidiaries.

The terms of the Notes will require GSI Sub, GSI and certain of GSI’s subsidiaries to comply with certain covenants that restrict some of their corporate activities, including the ability of GSI Sub, GSI and such subsidiaries to incur additional debt, pay dividends, create Liens (as such term is defined in the Form of Indenture), make investments, sell assets, repurchase equity or subordinated debt, or engage in specified transactions with affiliates. Noncompliance with any of the covenants without cure or waiver would constitute an event of default under the Notes. An event of default resulting from a breach of a covenant may result, at the option of the note holders, in an acceleration of the principal and interest outstanding. The Notes also contain other customary events of default (subject to specified grace periods), including defaults based on events of bankruptcy and insolvency, and nonpayment of principal, interest or fees when due.

Neither the Notes nor the guarantees will be registered under the Securities Act or the securities laws of any jurisdiction and will be subject to certain restrictions on transfer. Neither GSI nor GSI Sub has agreed to file a registration statement with the SEC relating to the resale of the Notes, or the guarantees thereof, issuable to the Investors and neither GSI nor GSI Sub has an intention of doing so.

The form of Indenture is filed as Exhibit 99.2 to the Form 8-K filed by GSI on June 11, 2008, and is incorporated herein by reference. The foregoing description of the Indenture and the Notes is qualified in its entirety by reference to such form of Indenture.

Warrant Agreement

On the Closing Date, GSI will issue and sell 210,000 Warrants to the Investors. The Warrants are to be issued pursuant to the Warrant Agreement (the “Warrant Agreement”), to be dated the Closing Date, by and among GSI and the Investors.

Each Warrant will be initially exercisable for the number of GSI Common Shares resulting from the Warrant Coverage Calculation described above under “Securities Purchase Agreement.” The initial exercise price of the Warrants is $0.01 per GSI Common Share. The Warrants will be exercisable at any time, in whole or in part, prior to the fifth anniversary of the Closing Date, but are subject to mandatory conversion, on a cashless basis, upon the effectiveness of the resale registration statement for the GSI Common Shares issuable upon exercise of the Warrants, which is to be filed pursuant to the Registration Rights Agreement (as defined below). The exercise price may be paid (i) in cash, or (ii) on a cashless basis (x) by instructing GSI to withhold a number of GSI Common Shares underlying the Warrants or (y) by surrendering to GSI the GSI Common Shares previously acquired by the holder, or a combination of the foregoing.

The Warrants will be issued in a private transaction in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act. Accordingly, the Warrants may not be offered or sold in the United States without registration or an applicable exemption of registration requirements.

The form of Warrant Agreement is filed as Exhibit 99.3 to the Form 8-K filed by GSI on June 11, 2008 and is incorporated herein by reference. The foregoing description of the Warrants is qualified in its entirety by reference to the form of Warrant Agreement.

Item 4. Purpose of Transaction.

(a)-(j)

In order to induce GSI and Purchaser to enter into the Merger Agreement (as defined below), the following (comprising all of ) the directors and officers of the company entered into a Tender and Support Agreement (the “Tender and Support Agreement”): Antoine Dominic, Steven Georgiev, James Donald Hill, Ira J. Lamel, Alice Varisano and Donald E. Weeden (the “Supporting Shareholders”). The purpose of the Tender and Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement (as defined below). A description of the Tender and Support Agreement is set forth under Item 6 and incorporated herein by reference.

Merger Agreement

On July 9, 2008, GSI, Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser will (a)(i) commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $32.00 per Share, net to the holder thereof in cash without interest (the “Offer Price”) and (ii) subject to the satisfaction or waiver by Purchaser of the conditions to the Offer, accept for payment and pay for the Shares validly tendered pursuant to the Offer, and (b) thereafter upon the terms and subject to the conditions set forth in the Merger Agreement, merge with and into Excel (the “Merger”), with Excel surviving the Merger and becoming an indirect wholly-owned subsidiary of GSI. At the effective time of the Merger, any remaining outstanding Shares not tendered in the Offer will be converted into the right to receive the Offer Price. At the effective time of the Merger, each option to acquire Shares granted under any of Excel’s option plans (an “Option”) outstanding and unexercised immediately prior to the effective time of the Merger, whether vested or unvested, will be terminated and will solely represent the right to receive the excess, if any, of the Offer Price over the per share exercise price of such Option, multiplied by the number of Shares issuable upon exercise of such Option. All restrictions applicable to any restricted Shares will lapse immediately prior to and contingent upon the effective time of the Merger, except to the extent such lapsing is waived by the holder of such restricted Shares.

The Merger Agreement provides that Purchaser will commence the Offer promptly and in any event by July 23, 2008.

The obligation of Purchaser to accept for payment and pay for Shares tendered in the Offer is subject to the satisfaction or waiver of the conditions to the Offer set forth in the Merger Agreement, including among others, (a) there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with Shares already owned by GSI, Purchaser or their subsidiaries, constitutes a majority of the then-outstanding Shares on a fully diluted basis (which means the Shares actually outstanding plus Shares underlying certain securities which are then exercisable for Shares) (the “Minimum Condition”) and (b) the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”). The Minimum Condition may not be waived by Purchaser without the prior written consent of Excel.

Under the Merger Agreement, GSI is required to provide to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. As described in Item 3 above, GSI and GSI Sub have entered into a Securities Purchase Agreement with various investors for the issuance and sale of $210,000,000 of Notes of GSI Sub and Warrants of GSI, the proceeds of which (the “Transaction Financing”), along with available cash, will be used to consummate the Offer and Merger.

If the Offer is consummated, the closing of the Merger will be subject only to there being no legal impediment thereto and to adoption of the Merger Agreement by Excel’s stockholders if required under the Delaware General Corporation Law (the “DGCL”). The Merger Agreement provides that in the event GSI and Purchaser, or any other direct or indirect subsidiary of GSI, owns at least 90% of the outstanding Shares following the completion of the Offer (or any subsequent offering period), including as result of exercising the Top-Up Option described below, they will take all necessary and appropriate action to cause the Merger to be completed by means of a “short form” merger in accordance with Section 253 of the DGCL, without a meeting of Excel’s shareholders, as soon as practicable after consummation of the Offer. The Merger Agreement also provides that if following consummation of the Offer the Merger cannot be effectuated by means of a “short-form” merger, if permitted by, and in accordance with, applicable law and Excel’s certificate of incorporation and by-laws, GSI and Purchaser, as stockholders of Excel holding a majority of the issued and outstanding Shares, will, not earlier than twenty (20) days after any required information statement is first distributed to Excel’s stockholders, adopt by written consent the Merger Agreement without a meeting of stockholders pursuant to Section 228 of the DGCL.

In the Merger Agreement, Excel has granted to Purchaser a one-time option (the “Top-Up Option”) to purchase from Excel such number of authorized but unissued Shares (the “Top-Up Shares”) that, when added to the number of Shares owned, directly or indirectly, by GSI or Purchaser following the consummation of the Offer, constitutes one share more than 90% of the Shares outstanding immediately after giving effect to the issuance of the Top-Up Shares. The Top-Up Option is exercisable only after Purchaser’s acceptance for payment and payment for Shares in accordance with the terms of the Offer and only if GSI and Purchaser own, directly or indirectly, at least 80% of the then-outstanding Shares. Any Top-Up Shares purchased by Purchaser pursuant to the Top-Up Option will be purchased at a price per Share equal to the Offer Price and may be paid for with a promissory note. The purpose of the Top-Up Option is to enable Purchaser to acquire additional Shares after consummation of the Offer such that it will be able to immediately effect a “short-form” merger.

Pursuant to the terms of the Merger Agreement, effective upon the purchase of a majority of then-outstanding Shares pursuant to the Offer, GSI will be entitled to designate a number of directors, rounded up to the next whole number, on Excel’s board of directors and board committees equal to the product of (i) the total number of directors on Excel’s board of directors or board committee, as applicable, and (ii) the percentage that the number of Shares beneficially owned by GSI and/or Purchaser bears to the number of Shares then outstanding.

The Merger Agreement includes customary representations, warranties and covenants of GSI, Purchaser and Excel. Excel has agreed to operate its business in the ordinary course and consistent with past practice until the Merger is consummated. Excel has also agreed not to solicit, initiate or facilitate discussions with third parties regarding other proposals to acquire Excel and to certain restrictions on its ability to respond to any such proposals. The Merger Agreement also includes certain termination provisions for both Excel and GSI, including a termination provision for GSI in the case that Transaction Financing proceeds of at least $210,000,000 are not available, and provides that, in connection with the termination of the Merger Agreement under specified circumstances, one party (either Excel or GSI) may be required to pay the other a termination fee of $9,000,000. Except for the payment of such termination fee by either GSI or Excel, as applicable and if required by the terms of the Merger Agreement, and except for a party’s liability to pay or reimburse the other party for transaction costs and expenses as described below, none of GSI, Purchaser or Excel will have any liability for or remedy to collect monetary damages based on any breach of the Merger Agreement by any other party to the Merger Agreement.

The Merger Agreement provides that, except as further described below, GSI will pay all of the Company’s fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement, including without limitation fees of attorneys, investment bankers and accountants, subject to a cap of $1,100,000 (exclusive of the costs of the preparation and filing of HSR Act documentation). However, if the transactions contemplated by the Merger Agreement are not consummated due to the failure to receive clearance under the HSR Act, then the Company will be responsible for the costs of any fairness opinion it receives in connection with such transactions. Also, if the Company is required to pay Parent the $9,000,000 termination fee referred to above, then Parent will not be responsible for any of the Company’s transaction costs and expenses, and if Parent is required to pay the Company the $9,000,000 termination fee referred to above, then the Company’s transaction costs and expenses required to be paid by Parent are capped at $500,000.

Upon consummation of the Merger as contemplated by the Merger Agreement, the Shares will be delisted from the Nasdaq, and the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

A copy of the Merger Agreement is attached as Exhibit 2.1 to the Form 8-K filed by GSI on June 11, 2008, and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

The Merger Agreement is incorporated by reference herein and as an exhibit to this report to provide information regarding its terms. Except for its status as a contractual document that establishes and governs the legal relationship among the parties thereto with respect to the transaction described in this report, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties. The Merger Agreement contains representations and warranties GSI, Purchaser and Excel made to each other as of specific dates. The assertions embodied in those representations and warranties were made principally for purposes of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, and may be subject to important qualifications and limitations agreed to by GSI, Purchaser and Excel in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for the purpose of allocating risk among GSI, Purchaser and Excel rather than establishing matters as facts. Investors in GSI’s securities are not third party beneficiaries under the Merger Agreement and should not rely on the representations and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their affiliates.

Item 5. Interest in the Securities of the Issuer.

(a) As a result of the Tender and Support Agreement, GSI and Purchaser each may be deemed for the purposes of Rule 13d-3 promulgated under the Act, to beneficially own 1,139,929 Shares, representing for the purposes of Rule 13d-3 approximately 9.6% of the outstanding Shares, based on 10,860,886 Shares issued and outstanding and 53,079 shares of restricted stock granted but not issued as of July 9, 2008, as represented by the Company in the Merger Agreement, and 926,459 Shares issuable upon the exercise of Options held by Supporting Shareholders, as represented by the Supporting Shareholders in the Tender and Support Agreement. However, with respect to Subject Shares consisting of Shares of restricted stock granted but not yet issued and Shares issuable upon the exercise of Options, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owners of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent such Shares are actually issued during the term of the Tender and Support Agreement.

(b) Pursuant to the Tender and Support Agreement, the Supporting Shareholders have agreed to tender the Subject Shares in the Offer and have granted to GSI an irrevocable proxy to vote the Subject Shares in favor of the Merger and the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement. As a result, each of the Reporting Persons may be deemed to have voting power with respect to the Subject Shares. However, Subject Shares consisting of Shares of restricted stock granted but not yet issued and Shares issuable upon the exercise of Options (see Item 5(a) above) have no voting rights unless and until such Shares are actually issued. Accordingly, the Reporting Persons disclaim any right to vote with respect to such Shares except to the extent such Shares are actually issued during the term of the Tender and Support Agreement.

(c) Except for the execution and delivery of the Tender and Support Agreement and Merger Agreement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto has effected any transaction in the Subject Shares during the past 60 days.

(d) Prior to Purchaser’s purchase of Subject Shares pursuant to the Offer, or the consummation of the Merger, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Tender and Support Agreement

The purpose of the Tender and Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. GSI and Purchaser did not pay any additional consideration to the Supporting Shareholders in connection with the execution and delivery of the Tender and Support Agreement. No Subject Shares have yet been purchased by GSI or Purchaser, and thus no funds have been used for such purpose.

Pursuant to the Tender and Support Agreement, each Supporting Shareholder has agreed to validly tender (or cause to be tendered) in the Offer, as promptly as possible (but in no event later than ten business days after the commencement of the Offer), all of such Supporting Shareholder’s Shares, together with any Shares issued to or otherwise acquired or beneficially owned by any Supporting Shareholder after the date of the Tender and Support Agreement, including pursuant to the exercise of Options by any Supporting Shareholder or the removal of restrictions on restricted stock held by any Supporting Shareholders (collectively referred to as the “Subject Shares”). Each Supporting Shareholder has further agreed that once his/her Subject Shares are tendered, such Supporting Shareholder will not withdraw or cause to be withdrawn any of such Subject Shares from the Offer unless the Offer has expired, has been terminated by Purchaser or the Tender and Support Agreement has been terminated in accordance with its terms.

The Tender and Support Agreement further provides that each Supporting Shareholder will, at every meeting of Company stockholders, or in connection with any action by written consent in lieu of a meeting of Company stockholders, vote (or cause the holder of record on any applicable record date to vote) with respect to the Subject Shares (to the extent the Subject Shares are not purchased in the Offer) (i) in favor of (A) approval and adoption of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement, and (B) approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes for the approval and adoption of the Merger Agreement on the date on which such meeting is held, and (ii) against (A) any agreement or arrangement related to or in furtherance of any Acquisition Proposal (as such term is defined in the Merger Agreement), (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, (C) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to materially dilute the benefits to GSI of the transactions contemplated by the Merger Agreement, or (D) any action, proposal, transaction or agreement that would reasonably be expected to result in (x) a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or of a Supporting Shareholder under the Tender and Support Agreement or (y) the failure of any Offer condition to be satisfied, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at such meeting of stockholders, and in connection therewith to execute any documents reasonably requested by GSI that are necessary or appropriate in order to effectuate the foregoing. In furtherance of the Supporting Shareholders’ covenants under the Tender and Support Agreement, the Supporting Shareholders have agreed, for a period continuing until the termination of the Tender and Support Agreement, to appoint GSI as the Supporting Shareholders’ attorney-in-fact and proxy, with full power to vote the Supporting Shareholders’ Subject Shares for or against certain actions in accordance with the immediately preceding sentence. The foregoing proxy shall be irrevocable, and as such, shall survive and not be affected by the death, incapacity, mental illness or insanity of any Supporting Shareholder.

Each Supporting Shareholder has agreed not to, except as provided under the Merger Agreement or the Tender and Support Agreement, directly or indirectly, (i) sell (including short sell), assign, transfer, tender or otherwise dispose of (including by gift) (each a “Transfer”) any of such Supporting Shareholder’s Subject Shares, (ii) create or permit to exist any Lien (as defined in the Merger Agreement) on any such Subject Shares, (iii) enter into any contract with respect to any transfer of such Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares, (v) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares or (vi) take or permit any other action that would in any way restrict, limit or interfere with the Supporting Shareholder’s performance of his/her obligations under the Tender and Support Agreement or the transactions contemplated by the Merger Agreement.

Each Supporting Shareholder has also agreed not to exercise any appraisal or dissenter’s rights in respect to his/her Subject Shares in connection with the Merger.

The Tender and Support Agreement terminates automatically, without notice, upon the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

The Tender and Support Agreement is filed as Exhibit 99.1 to the Form 8-K filed by GSI on June 11, 2008 and is incorporated herein by reference. The foregoing description of the Tender and Support Agreement is qualified in its entirety by reference to the form of Tender and Support Agreement.

Other than as described in Items 3, 4, 5 and 6, to the knowledge of the Reporting Persons, there are no contracts, arrangement, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to (i) the transfer or voting of any of the securities, (ii) finder’s fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, (viii) the giving or withholding of proxies and (ix) security pledges or other contingencies the occurrence of which would give another person voting or investment power over the Company securities (excepting standard default or similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

Exhibit 1.1	Securities Purchase Agreement, dated as of July 9, 2008, by and among GSI Group Inc., GSI Group Corporation, Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (filed as Exhibit 10.1 to GSI’s Current Report on Form 8-K, dated as of July 11, 2008, and incorporated herein by reference)

Exhibit 1.2	Form of Indenture (including the Forms of Notes), by and among GSI Group Corporation, as Issuer, GSI Group Inc., as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee. (filed as Exhibit 99.2 to GSI’s Current Report on Form 8-K, dated as of July 11, 2008, and incorporated herein by reference)

Exhibit 1.3	Form of Warrant Agreement (including the Form of Warrant), by and among GSI Group Inc., Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (filed as Exhibit 99.3 to GSI’s Current Report on Form 8-K, dated as of July 11, 2008, and incorporated herein by reference)

Exhibit Number	Exhibit Name

Exhibit 2.1	Agreement and Plan of Merger dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation and Excel Technology, Inc. (filed as Exhibit 2.1 to GSI’s Current Report on Form 8-K, dated as of July 11, 2008, and incorporated herein by reference)

Exhibit 3.1	Tender and Support Agreement, dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation and Antoine Dominic, Steven Georgiev, James Donald Hill, Ira J. Lamel, Alice Varisano and Donald E. Weeden, dated July 9, 2008 (filed as Exhibit 99.1 to GSI’s Current Report on Form 8-K, dated as of July 11, 2008, and incorporated herein by reference)

Exhibit 99.1	Joint Filing Agreement, dated as of July 16, 2008, by and between GSI Group Inc. and Eagle Acquisition Corporation

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2008

GSI GROUP INC.

By:	/s/ Robert L. Bowen
Name: Robert L. Bowen Title: Vice President and Chief Financial Officer

EAGLE ACQUISITION CORPORATION

By:	/s/ Daniel J. Lyne
Name: Daniel J. Lyne Title: Secretary

EXHIBIT INDEX

Exhibit 1.1	Securities Purchase Agreement, dated as of July 9, 2008, by and among GSI Group Inc., GSI Group Corporation, Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (filed as Exhibit 10.1 to GSI’s Current Report on Form 8-K, dated as of July 11, 2008, and incorporated herein by reference)

Exhibit 1.2	Form of Indenture (including the Forms of Notes), by and among GSI Group Corporation, as Issuer, GSI Group Inc., as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee. (filed as Exhibit 99.2 to GSI’s Current Report on Form 8-K, dated as of July 11, 2008, and incorporated herein by reference)

Exhibit 1.3	Form of Warrant Agreement (including the Form of Warrant), by and among GSI Group Inc., Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (filed as Exhibit 99.3 to GSI’s Current Report on Form 8-K, dated as of July 11, 2008, and incorporated herein by reference)

Exhibit 2.1	Agreement and Plan of Merger dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation and Excel Technology, Inc. (filed as Exhibit 2.1 to GSI’s Current Report on Form 8-K, dated as of July 11, 2008, and incorporated herein by reference)

Exhibit 3.1	Tender and Support Agreement, dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation and Antoine Dominic, Steven Georgiev, James Donald Hill, Ira J. Lamel, Alice Varisano and Donald E. Weeden, dated July 9, 2008 (filed as Exhibit 99.1 to GSI’s Current Report on Form 8-K, dated as of July 11, 2008, and incorporated herein by reference)

Exhibit 99.1	Joint Filing Agreement, dated as of July 16, 2008, by and between GSI Group Inc. and Eagle Acquisition Corporation

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

GSI GROUP INC.

AND

EAGLE ACQUISITION CORPORATION

The following table sets forth the name and present principal occupation or employment of each director and executive officer of GSI Group Inc. The business address of GSI Group Inc. is, and the business address of each director and executive officer of GSI Group Inc. in such capacity is c/o GSI Group Inc., 125 Middlesex Turnpike, Bedford, Massachusetts 01730. Except as otherwise indicated by footnote, each person listed is a citizen of the United States of America.

Name	Present Principal Occupation or Employment

Board of Directors
Dr. Sergio Edelstein	President and Chief Executive Officer, GSI Group Inc.

Richard B. Black	President and Chief Executive Officer, ECRM, Inc., a manufacturer of laser systems equipment for the printing and publishing industry located at 554 Clark Road, Tewksbury, Massachusetts 01876

Dr. Phillip A. Griffiths	Faculty, School of Mathematics at the Institute for Advanced Study, Einstein Drive, Princeton, New Jersey 08450

Byron O. Pond	Former Chief Executive Officer, Cooper Tire & Rubber Co., an automotive supply company

Benjamin J. Virgilio[1]	President and Chief Executive Officer, BKJR, Inc., 154 University Avenue, Suite 510, Toronto, Ontario, Canada M5H 3Y9

Dr. Garrett A. Garrettson	President, G. Garrettson Consulting, LLC, a management consulting firm located in Pebble Beach, California

Marina Hatsopoulos	Non-Executive Director, GSI Group Inc.; Director, Tea Forte

Executive Officers
Dr. Sergio Edelstein	President and Chief Executive Officer, GSI Group Inc.

Anthony J. Bellantuoni	Vice President – Human Resources, GSI Group Inc.

Robert L. Bowen	Vice President & Chief Financial Officer, GSI Group Inc.

Philippe Brak	Vice President and General Manager – Lasers, GSI Group Inc.

Nino Federica	Vice President – Global Manufacturing Operations, GSI Group Inc.

Daniel J. Lyne	Vice President – General Counsel, GSI Group Inc.

Ray Sansouci	Vice President – Global Sales and Marketing, GSI Group Inc.

1 Citizen of Canada.

A-1

Name	Present Principal Occupation or Employment
Felix I. Stukalin	Vice President – Business Development, GSI Group Inc.

Stephen Webb[2]	Managing Director, Westwind Air Bearings Ltd., a subsidiary of GSI Group Inc.

2 Citizen of United Kingdom.

A-2

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Eagle Acquisition Corporation. The business address of GSI Group Inc. is, and the business address of each director and executive officer of Eagle Acquisition Corporation in such capacity is c/o GSI Group Inc., 125 Middlesex Turnpike, Bedford, Massachusetts 01730. Each person listed is a citizen of the United States of America.

Name	Present Principal Occupation or Employment

Board of Directors
Dr. Sergio Edelstein	President and Chief Executive Officer, GSI Group Inc.

Robert L. Bowen	Vice President & Chief Financial Officer, GSI Group Inc.

Daniel J. Lyne	Vice President – General Counsel, GSI Group Inc.

Executive Officers
Dr. Sergio Edelstein President	President and Chief Executive Officer, GSI Group Inc.; President, Eagle Acquisition Corporation

Robert L. Bowen, Treasurer	Vice President & Chief Financial Officer, GSI Group Inc.

Daniel J. Lyne Secretary	Vice President – General Counsel, GSI Group Inc.

A-3